Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-284538

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 9, 2025.
GS Finance Corp. $ Autocallable Contingent Coupon Equity-Linked Notes due 2030 guaranteed by The Goldman Sachs Group, Inc.

Payment at Maturity: The amount that you will be paid on your notes at maturity, if they have not been automatically called, in addition to the final coupon, if any, is $1,000.

Coupon Payments: The notes will pay a contingent monthly coupon on a coupon payment date if the closing level of each underlier is greater than or equal to its coupon trigger level on the related coupon observation date.

Automatic Call: The notes will be automatically called on a call payment date if the closing level of each underlier is greater than or equal to its initial underlier level on the related call observation date.

The terms included in the “Key Terms” table below are expected to be as indicated, but such terms will be set on the trade date. You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-8.

Key Terms
Company (Issuer) / Guarantor:	GS Finance Corp. / The Goldman Sachs Group, Inc.
Aggregate face amount:	$
Cash settlement amount:

subject to the automatic call feature, on the stated maturity date, in addition to any coupon then due, the company will pay, for each $1,000 face amount of the notes, an amount in cash equal to $1,000

Underliers:

the common stock of Amazon.com, Inc. (current Bloomberg ticker: “AMZN UW”), the common stock of NVIDIA Corporation (current Bloomberg ticker: “NVDA UW”) and the common stock of Tesla, Inc. (current Bloomberg ticker: “TSLA UW”)

Coupon trigger level:	for each underlier, 80% of its initial underlier level
Initial underlier level:	with respect to an underlier, an intra-day level or the closing level of such underlier on the trade date
Calculation agent:	Goldman Sachs & Co. LLC (“GS&Co.”)
CUSIP / ISIN:	40058JN76 / US40058JN764
Our estimated value of the notes on trade date / Additional amount / Additional amount end date:

$885 to $935 per $1,000 face amount, which is less than the original issue price. The additional amount is $ and the additional amount end date is . See “The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date Is Less Than the Original Issue Price Of Your Notes.”

Original issue price	Underwriting discount	Net proceeds to the issuer
100% of the face amount[1]	% of the face amount[1]	% of the face amount

1 The original issue price will be % for certain investors; see "Supplemental Plan of Distribution; Conflicts of Interest" on page PS-15 for additional information regarding the fees comprising the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. dated , 2025.

Key Terms (continued)
Coupon:

subject to the automatic call feature, on each coupon payment date, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to:

•
if the closing level of each underlier on the related coupon observation date is greater than or equal to its coupon trigger level: $9.417 (0.9417% monthly, or the potential for up to approximately 11.30% per annum); or
•
if the closing level of any underlier on the related coupon observation date is less than its coupon trigger level: $0

Automatic call feature:

The notes will be automatically called if the closing level of each underlier is greater than or equal to its initial underlier level on any call observation date. In that case, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash on the following call payment date equal to $1,000 (along with the coupon then due).

Trade date:	July 25, 2025
Original issue date:	July 30, 2025
Determination date:	the last coupon observation date, July 25, 2030*
Stated maturity date:	August 1, 2030*

Call observation dates:	each coupon observation date commencing in July 2026 and ending in June 2030
Call payment dates:	the coupon payment date immediately after the applicable call observation date

Coupon observation dates*	Coupon payment dates*
August 25, 2025	September 2, 2025
September 25, 2025	October 2, 2025
October 27, 2025	November 3, 2025
November 25, 2025	December 3, 2025
December 26, 2025	January 5, 2026
January 26, 2026	February 2, 2026
February 25, 2026	March 4, 2026
March 25, 2026	April 1, 2026
April 27, 2026	May 4, 2026
May 26, 2026	June 2, 2026
June 25, 2026	July 2, 2026
July 27, 2026	August 3, 2026
August 25, 2026	September 1, 2026
September 25, 2026	October 2, 2026
October 26, 2026	November 2, 2026
November 25, 2026	December 3, 2026
December 28, 2026	January 5, 2027
January 25, 2027	February 1, 2027
February 25, 2027	March 4, 2027
March 25, 2027	April 1, 2027
April 26, 2027	May 3, 2027
May 25, 2027	June 2, 2027
June 25, 2027	July 2, 2027
July 26, 2027	August 2, 2027
August 25, 2027	September 1, 2027
September 27, 2027	October 4, 2027
October 25, 2027	November 1, 2027
November 26, 2027	December 3, 2027
December 27, 2027	January 3, 2028
January 25, 2028	February 1, 2028
February 25, 2028	March 3, 2028
March 27, 2028	April 3, 2028
April 25, 2028	May 2, 2028
May 25, 2028	June 2, 2028
June 26, 2028	July 3, 2028
July 25, 2028	August 1, 2028
August 25, 2028	September 1, 2028
September 25, 2028	October 2, 2028
October 25, 2028	November 1, 2028
November 27, 2028	December 4, 2028
December 26, 2028	January 3, 2029
January 25, 2029	February 1, 2029
February 26, 2029	March 5, 2029
March 26, 2029	April 2, 2029
April 25, 2029	May 2, 2029
May 25, 2029	June 4, 2029
June 25, 2029	July 2, 2029
July 25, 2029	August 1, 2029
August 27, 2029	September 4, 2029
September 25, 2029	October 2, 2029

October 25, 2029	November 1, 2029
November 26, 2029	December 3, 2029
December 26, 2029	January 3, 2030
January 25, 2030	February 1, 2030
February 25, 2030	March 4, 2030
March 25, 2030	April 1, 2030
April 25, 2030	May 2, 2030
May 28, 2030	June 4, 2030
June 25, 2030	July 2, 2030
July 25, 2030	August 1, 2030

* subject to adjustment as described in the accompanying general terms supplement

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

• General terms supplement no. 17,741 dated February 14, 2025
• Prospectus supplement dated February 14, 2025
• Prospectus dated February 14, 2025

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this pricing supplement and the accompanying documents listed above. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement and the accompanying documents listed above are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying documents listed above is current only as of the respective dates of such documents.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical closing levels of the underliers on a coupon observation date could have on the coupon payable, if any, on the related coupon payment date assuming all other variables remain constant and are not intended to predict the closing levels of the underliers.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to a call payment date or the stated maturity date. If you sell your notes in a secondary market prior to a call payment date or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Coupon	$9.417 (0.9417% monthly, or the potential for up to approximately 11.3% per annum)
Coupon trigger level	with respect to each underlier, 80% of its initial underlier level

The notes are not automatically called, unless otherwise indicated below
Neither a market disruption event nor a non-trading day occurs on any originally scheduled coupon observation date or call observation date or the originally scheduled determination date
No change in or affecting any of the underliers
Notes purchased on original issue date at the face amount and held to a call payment date or the stated maturity date

For these reasons, the actual performance of the underliers over the life of your notes, the actual underlier levels on any call observation date or coupon observation date, as well as the coupon payable, if any, on each coupon payment date, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical Coupon Payments

The examples below show the hypothetical coupon, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of each underlier on the applicable coupon observation date was the percentage of its initial underlier level shown.

Scenario 1

Coupon Observation Date	Hypothetical Closing Level of the Common Stock of Amazon.com, Inc. (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Common Stock of NVIDIA Corporation (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Common Stock of Tesla, Inc. (as Percentage of Initial Underlier Level)	Hypothetical Coupon
1	130.000%	75.000%	70.000%	$0.000
2	70.000%	130.000%	135.000%	$0.000
3	85.000%	90.000%	87.000%	$9.417
4	70.000%	60.000%	70.000%	$0.000
5	70.000%	68.000%	30.000%	$0.000
6	90.000%	55.000%	95.000%	$0.000
7	95.000%	82.000%	110.000%	$9.417
8	110.000%	105.000%	50.000%	$0.000
9	50.000%	69.000%	55.000%	$0.000
10	90.000%	65.000%	70.000%	$0.000
11	110.000%	50.000%	55.000%	$0.000
12 - 60	70.000%	70.000%	68.000%	$0.000
			Total Hypothetical Coupons	$18.834

In Scenario 1, the hypothetical closing level of each underlier has increased or decreased relative to the initial underlier level on each hypothetical coupon observation date. On the coupon payment dates relating to coupon observation dates on which the hypothetical closing level of each underlier is greater than or equal to its coupon trigger level, you will receive a coupon payment. However, on the coupon payment dates relating to coupon observation dates on which the hypothetical closing level of at least one underlier is less than its coupon trigger level, you will not receive a coupon payment.

Scenario 2

Coupon Observation Date	Hypothetical Closing Level of the Common Stock of Amazon.com, Inc. (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Common Stock of NVIDIA Corporation (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Common Stock of Tesla, Inc. (as Percentage of Initial Underlier Level)	Hypothetical Coupon
1	130.000%	60.000%	65.000%	$0.000
2	90.000%	65.000%	125.000%	$0.000
3	90.000%	70.000%	82.000%	$0.000
4	90.000%	135.000%	70.000%	$0.000
5	90.000%	70.000%	70.000%	$0.000
6	90.000%	70.000%	65.000%	$0.000
7	50.000%	60.000%	105.000%	$0.000
8	110.000%	50.000%	83.000%	$0.000
9	50.000%	60.000%	55.000%	$0.000
10	90.000%	70.000%	75.000%	$0.000
11	110.000%	55.000%	50.000%	$0.000
12 - 60	70.000%	65.000%	70.000%	$0.000
			Total Hypothetical Coupons	$0.000

In Scenario 2, the hypothetical closing level of each underlier has increased or decreased relative to the initial underlier level on each hypothetical coupon observation date. However, you will not receive a coupon payment on any coupon payment date because in each case the hypothetical closing level of at least one underlier on the related coupon observation date is less than its coupon trigger level. The overall return you earn on your notes will be zero.

Scenario 3

Coupon Observation Date	Hypothetical Closing Level of the Common Stock of Amazon.com, Inc. (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Common Stock of NVIDIA Corporation (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Common Stock of Tesla, Inc. (as Percentage of Initial Underlier Level)	Hypothetical Coupon
1	70.000%	70.000%	70.000%	$0.000
2	70.000%	60.000%	60.000%	$0.000
3	70.000%	65.000%	65.000%	$0.000
4	70.000%	50.000%	50.000%	$0.000
5	70.000%	50.000%	50.000%	$0.000
6	70.000%	60.000%	60.000%	$0.000
7	70.000%	65.000%	65.000%	$0.000
8	70.000%	50.000%	50.000%	$0.000
9	70.000%	70.000%	70.000%	$0.000
10	70.000%	60.000%	60.000%	$0.000
11	70.000%	65.000%	65.000%	$0.000
12	110.000%	105.000%	105.000%	$9.417
			Total Hypothetical Coupons	$9.417

In Scenario 3, the hypothetical closing level of each underlier is less than its coupon trigger level on the first eleven hypothetical coupon observation dates, but increases to a level that is greater than its initial underlier level on the twelfth hypothetical coupon observation date. Because the hypothetical closing level of each underlier is greater than or equal to its initial underlier level on the twelfth hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called. Therefore, on the corresponding hypothetical call payment date, in addition to the coupon payment, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks summarized below. These risks, as well as other risks and considerations, are explained in more detail in the accompanying documents listed above under “About Your Prospectus”. You should carefully review these risks and considerations as well as the terms of the notes described herein and in such accompanying documents. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underliers. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. After the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount set forth on the cover of this pricing supplement) will decline to zero on a straight line basis over the period from the date hereof through the additional amount end date set forth on the cover of this pricing supplement. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” in the accompanying general terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Investors are dependent on our ability and the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes. Therefore, investors are subject to the credit risk, and to changes in the market’s view of the creditworthiness, of the issuer and the guarantor. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” in the accompanying prospectus.

You May Receive Only the Face Amount of Your Notes at Maturity
Assuming your notes are not automatically called, the return on your notes will be limited to the face amount.

Even if the amount paid on your notes at maturity exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a note with the same stated maturity that bears interest at the prevailing market rate.

Also, the market price of your notes prior to a call payment date or the stated maturity date, as the case may be, may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

You May Not Receive a Coupon on Any Coupon Payment Date

If the closing level of any underlier on the related coupon observation date is less than its coupon trigger level, you will not receive a coupon payment on the applicable coupon payment date. If this occurs on every coupon observation date, the overall return you earn on your notes will be zero and will be less than you would have earned by investing in a note that bears interest at the prevailing market rate.

You should be aware that, with respect to any prior coupon observation dates that did not result in the payment of a coupon, you will not be compensated for any opportunity cost implied by inflation and other factors relating to the time value of money.

Your Notes Are Subject to Automatic Redemption

We will automatically call and redeem all, but not part, of your notes on a call payment date if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level. Therefore, the term for your notes may be significantly reduced. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity. For the avoidance of doubt, if your notes are automatically called, no discounts, commissions or fees described herein will be rebated or reduced.

The Coupon Does Not Reflect the Actual Performance of the Underliers from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date

The coupon for each coupon payment date is different from, and may be less than, a coupon determined based on the percentage difference of the closing levels of the underliers between the trade date and any coupon observation date or between two coupon observation dates.

We Will Not Hold Shares of the Underliers for Your Benefit

The indenture governing your note does not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey any shares of the underliers acquired by us or them. Neither we nor our affiliates will pledge or otherwise hold shares of the underliers for your benefit in order to enable you to exchange your note for shares under any circumstances. Consequently, in the event of our bankruptcy, insolvency or liquidation, any shares of the underliers owned by us will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You Have No Shareholder Rights or Rights to Receive Any Underlier

Investing in your notes will not make you a holder of any shares of the underliers. Neither you nor any other holder or owner of your notes will have any rights with respect to the underliers, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the underliers or any other rights of a holder of any shares of the underliers. Payments on your notes will be made in cash and you will have no right to receive delivery of any underliers.

In Some Circumstances, the Payment You Receive On the Notes May Be Based On the Securities of Another Company and Not the Issuer of an Underlier

Following certain corporate events relating to an underlier where its issuer is not the surviving entity, the amount you receive at maturity may be based on the securities of a successor to such underlier issuer or any cash or any other assets distributed to holders of shares of such underlier in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting distribution property under “Supplemental Terms of the Notes - Anti-dilution Adjustments for Index Stocks” in the accompanying general terms supplement.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

• the levels of the underliers;
• the volatility — i.e., the frequency and magnitude of changes — in the closing levels of the underliers;
• the dividend rates of the underliers;

•
economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the market segments of which the underliers are a part, and which may affect the closing levels of the underliers;

• interest rates and yield rates in the market;
• the time remaining until your notes mature; and
•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underliers based on their historical performance.

There is No Affiliation Between the Underlier Issuers and Us

Goldman Sachs is not affiliated with the underlier issuers. However, we or our affiliates may currently or from time to time in the future engage in business with the underlier issuers. Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the underlier issuers. You, as an investor in your notes, should make your own investigation into the underlier issuers.

The underlier issuers are not involved in this offering of notes in any way and do not have any obligation of any sort with respect to your notes. Thus, the underlier issuers do not have any obligation to take your interests into consideration for any reason, including in taking or not taking any corporate actions that might affect the value of your notes.

Risks Related to Tax
The Tax Treatment of Your Notes is Uncertain. However, It Would be Reasonable To Treat Your Notes as Variable Rate Debt Instruments for U.S. Federal Income Tax Purposes

The tax treatment of your notes is uncertain. However, it would be reasonable to treat your notes as variable rate debt instruments for U.S. federal income tax purposes and the issuer expects to so treat the notes. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE UNDERLIERS

Where Information About the Underlier Issuers Can Be Obtained

The underliers are registered under the Securities Exchange Act of 1934. Companies with securities registered under the Exchange Act are required to file financial and other information specified by the U.S. Securities and Exchange Commission (“SEC”) periodically. Information filed by the underlier issuers with the SEC electronically can be reviewed through a web site maintained by the SEC. The address of the SEC’s web site is sec.gov.

Information about the underlier issuers may also be obtained from other sources such as press releases, newspaper articles and other publicly available documents.
We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the underlier issuers with the SEC.
We Obtained the Information About the Underlier Issuers From the Underlier Issuers' Public Filings

This pricing supplement relates only to your notes and does not relate to the underliers or other securities of the underlier issuers. We have derived all information about the underlier issuers in this pricing supplement from the publicly available information referred to in the preceding subsection. We have not participated in the preparation of any of those documents or made any “due diligence” investigation or inquiry with respect to the underlier issuers in connection with the offering of your notes. Furthermore, we do not know whether all events occurring on or before the date of this pricing supplement — including events that would affect the accuracy or completeness of the publicly available documents referred to above and the trading price of shares of the underliers — have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the underlier issuers could affect the value you will receive at maturity and, therefore, the market value of your notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the underliers.

Historical Closing Levels of the Underliers
The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations.

Before investing in the offered notes, you should consult publicly available information to determine the levels of each underlier between the date of this pricing supplement and the date of your purchase of the offered notes. You should not take the historical levels of an underlier as an indication of the future performance of that underlier.

The graphs below, except where otherwise indicated, show the daily historical closing levels of each underlier from January 2, 2020 through July 7, 2025, adjusted for corporate events, if applicable. We obtained the closing levels in the graphs below from Bloomberg Financial Services, without independent verification.

According to publicly available information, Amazon.com, Inc. is an e-commerce company. Information filed with the SEC by the underlier issuer under the Exchange Act can be located by referencing its SEC file number 000-22513. The daily historical closing prices for Amazon.com, Inc. in the graph below have been adjusted for a 20-for-1 stock split that became effective before the market open on June 6, 2022.

Historical Performance of Amazon.com, Inc.

According to publicly available information, NVIDIA Corporation is a full-stack computing infrastructure company with data-center-scale offerings. Information filed with the SEC by the underlier issuer under the Exchange Act can be located by referencing its SEC file number 000-23985. The daily historical closing prices for NVIDIA Corporation in the graph below have been adjusted for a 4-for-1 stock split that became effective before the market open on July 20, 2021 and a 10-for-1 stock split that became effective before the market open on June 10, 2024.

Historical Performance of NVIDIA Corporation

According to publicly available information, Tesla, Inc. designs, develops, manufactures, sells and leases fully electric vehicles and energy generation and storage systems. Information filed with the SEC by the underlier issuer under the Exchange Act can be located by referencing its SEC file number 001-34756. The daily historical closing prices for Tesla, Inc. in the graph below have been adjusted for a 5-for-1 stock split that became effective before the market open on August 31, 2020 and a 3-for-1 stock split that became effective before the market open on August 25, 2022.

Historical Performance of Tesla, Inc.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

No statutory, judicial or administrative authority directly addresses how your notes should be characterized and treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments or contingent payment debt instruments. This in turn depends, in part, upon whether it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term. Based on our numerical analysis, we expect to take the position that it is not reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term. We accordingly expect to treat your notes as variable rate debt instruments for U.S. federal income tax purposes.

Based on market conditions on the trade date, we may take the position that it is reasonably expected that the return on the notes during the first half of the notes term will be significantly greater or less than the return on the notes during the second half of the notes term. In this case, we would treat your notes as contingent payment debt instruments, as discussed below. We will make a final determination as to the manner in which we intend to treat the notes on the trade date based on market conditions in effect at such time. The final disclosure statement will set forth the manner in which we intend to treat the notes for tax purposes.

Except as otherwise noted below, the discussion below assumes that the notes will be treated as variable debt instruments for U.S. federal income tax purposes, as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities” in the accompanying prospectus. Under this characterization, it is the opinion of Sidley Austin LLP that you should include the coupon payments in ordinary income at the time you receive or accrue such payments, depending on your regular method of accounting for U.S. federal income tax purposes. In addition, upon the sale, exchange, redemption or maturity of your notes, you will generally recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time (excluding any amounts attributable to accrued and unpaid coupon payments, which will be taxable as described above) and your tax basis in your notes. If you purchase the notes at a discount to the principal amount of the notes or at a premium to the principal amount of the notes, you may be subject to the rules governing market discount or premium, each as described in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — United States Holders” in the accompanying prospectus.

Notwithstanding the foregoing, if it is determined that it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term, the notes should be treated as a debt instrument subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes. In addition, you would be required to construct a projected payment schedule for the notes and you would make a “positive adjustment” to the extent of any excess of an actual payment over the corresponding projected payment under the notes, and you would make a “negative adjustment” to the extent of the excess of any projected payment over the corresponding actual payment under the notes. You would recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. Any gain you recognize upon the sale, exchange, redemption or maturity of your notes would be treated as ordinary income and any loss recognized by you at such time would be treated as ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss. It is also possible that the Internal Revenue Service could assert a different characterization and treatment than described above. You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

In addition, we have determined that, as of the issue date of the notes, the notes will not be subject to dividend equivalent withholding under section 871(m) of the Internal Revenue Code (the “871 withholding rules”). In certain circumstances, however, it is possible for non-United States holders to be liable for tax under the 871 withholding rules with respect to a combination of transactions entered into in connection with each other even when no withholding is required. Non-United States holders should consult their tax advisors concerning the potential application of the 871 withholding rules to an investment in the notes.

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST
See “Supplemental Plan of Distribution” in the accompanying general terms supplement and “Plan of Distribution — Conflicts of Interest” in the accompanying prospectus.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of % of the face amount. GS&Co. may pay a referral fee of % from the concession to another dealer in connection with its marketing efforts related to the offered notes. The original issue price for notes purchased by certain retirement accounts and certain fee-based advisory accounts will be % of the face amount of the notes, which will reduce the underwriting discount specified on the cover of this pricing supplement with respect to such notes to %. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee to iCapital Markets LLC, a broker-dealer in which an affiliate of GS Finance Corp. holds an indirect minority equity interest, for services it is providing in connection with this offering.

We will deliver the notes against payment therefor in New York, New York on the original issue date set forth on the cover page of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.